S08/31/04

04013323

SECURITIES [AND EXCHANGE COMMISS]ION
W[ASHINGTON, D.C.]

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 01 2004
WASH, D.C.
155

| OMB APPROVAL |
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| Expires: October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36999 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Advisory & Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive, #200
(No. and Street)

Westlake Village, CA 91362
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada 805-371-8020
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Armstrong Paulden McCown Starbuck and Keeter
(Name – *if individual, state last, first, middle name*)

4200 Truxtun Avenue, #300 Ba Bakersfield, CA 93309
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jery Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California
County of Ventura

On Aug 25, 2004 before me, Lee H. Falberg, Notary Public
Date — Name, title - e.g., John Doe, Notary Public

personally appeared Jerry V. Sanada
Name(s) of Signers(s)

☒ Personally known to me
*OR*
☐ Proved to me on the basis of

Type and # of ID

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

LEE H. FALBERG
COMM. #1422519
NOTARY PUBLIC - CALIFORNIA
VENTURA COUNTY
MY COMM. EXPIRES JUNE 6, 2007
TCC1

Seal

Lee H. Falberg
Signature of Notary

Print Notary's Name, County in which Commissioned, and Commission Expiration Date

## *OPTIONAL*

***The data below is not required by law, however it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.***

SIGNATURE AUTHORITY OF SIGNER:

- ☐ INDIVIDUAL
- ☒ CORPORATE OFFICER(S)
  Principal
  Title(s)
- ☐ PARTNER
  - ☐ *LIMITED*
  - ☐ *GENERAL*
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER:

NAME(S) OF PERSON(S) OR ENTITY(IES) SIGNER IS REPRESENTING:

DESCRIPTION OF ATTACHED DOCUMENT

Form X-17A-5 Part III, Annual Audited Report
TITLE OR TYPE OF DOCUMENT

2 pages (6 copies)
NUMBER OF PAGES

June 30, 2004
DATE OF DOCUMENT

SIGNER(S) OTHER THAN NAMED ABOVE:

# ALLIANCE ADVISORY & SECURITIES, INC.

## FINANCIAL STATEMENTS
## WITH
## INDEPENDENT AUDITOR'S REPORT

JUNE 30, 2004 AND 2003

**ALLIANCE ADVISORY & SECURITIES, INC.**
**YEARS ENDED JUNE 30, 2004 AND 2003**

## TABLE OF CONTENTS

Page

### FINANCIAL SECTION

BROWN ARMSTRONG
CERTIFIED PUBLIC ACCOUNTANTS

BROWN ARMSTRONG
PAULDEN McCOWN STARBUCK & KEETER
CERTIFIED PUBLIC ACCOUNTANTS

Main Office
4200 Truxtun Ave., Suite 300
Bakersfield, California 93309
Tel 661·324·4971 Fax 661·324·4997
e-mail: barrinfo@barrcpa.com

Shafter Office
560 Central Avenue
Shafter, California 93263
Tel 661·746·2145 Fax 661·746·1218

Peter C. Brown, CPA
Burton H. Armstrong, CPA, MST
Andrew J. Paulden, CPA
Harvey J. McCown, CPA
Steven R. Starbuck, CPA
Aileen K. Keeter, CPA
Chris M. Thornburgh, CPA

Eric H. Xin, MBA, CPA
Lynn R. Krausse, CPA, MST
Bradley M. Hankins, CPA
Melinda A. McDaniels, CPA
Thomas M. Young, CPA
Amanda E. Wilson, CPA
Sharon Jones, CPA, MST
Diana Branthoover, CPA
Rosalva Flores, CPA
Debbie A. Rapp, CPA
Julie A. Auvil, CPA
Connie M. Perez, CPA

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Alliance Advisory & Securities, Inc.
Westlake Village, California

We have audited the accompanying statements of financial condition of Alliance Advisory & Securities, Inc. as of June 30, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Alliance Advisory & Securities, Inc. as of June 30, 2003, were audited by other auditors whose report dated August 4, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I – III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
July 23, 2004

## ALLIANCE ADVISORY & SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION
## JUNE 30, 2004 AND 2003

| **Assets** | 2004 | 2003 |
|---|---|---|
| Cash and Cash Equivalents | $ 35,391 | $ 49,915 |
| Accounts Receivable, Net of Allowance for Doubtful Accounts of $8,800 | 52,549 | 26,513 |
| Deposit Held at Clearing Firm | 35,000 | 35,000 |
| Furniture and Equipment, Net of $18,212 Accumulated Depreciation | - | 1,908 |
| Securities, Not Readily Marketable | 2,475 | 2,475 |
| Prepaid Expenses | 6,832 | 2,628 |
| Other Assets | - | 23 |
| **Total Assets** | $ 132,247 | $ 118,462 |
| **Liabilities and Stockholders' Equity** | | |
| **Liabilities** | | |
| Accounts Payable | $ 4,920 | $ 291 |
| Accrued Payroll Expenses | 62 | 280 |
| Commissions Payable | 16,146 | 3,297 |
| Bank Lines of Credit | 20 | 13,082 |
| Income Tax Payable | - | 461 |
| Security Deposit | 1,000 | 1,000 |
| Deferred Income Tax Payable | 1,569 | 1,569 |
| **Total Liabilities** | 23,717 | 19,980 |
| **Stockholders' Equity** | | |
| Common Stock, No Par Value; 1,000,000 Shares Authorized; 106,000 Shares Issued and Outstanding | 1,000 | 1,000 |
| Additional Paid-In Capital | 14,000 | 14,000 |
| Retained Earnings | 93,530 | 83,482 |
| **Total Stockholders' Equity** | 108,530 | 98,482 |
| **Total Liabilities and Stockholders' Equity** | $ 132,247 | $ 118,462 |

The accompanying notes are an integral part of these financial statements.

## ALLIANCE ADVISORY & SECURITIES, INC.
## STATEMENTS OF INCOME
## FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| **Revenues** | | |
| Commissions and Fees Income | $ 667,188 | $ 485,601 |
| Realized Gains (Losses) on Not Readily Marketable Securities | - | (825) |
| Interest and Dividend Income | 262 | 402 |
| **Total Revenues** | 667,450 | 485,178 |
| **Expenses** | | |
| Employee Compensation and Benefits | 454,358 | 428,591 |
| Commissions and Floor Brokerage | 136,527 | 76,183 |
| Communications | 4,483 | 2,287 |
| Interest Expenses | 414 | 1,542 |
| Occupancy and Equipment Rental | 51,094 | 25,256 |
| Taxes, Other than Income Taxes | 7,170 | 4,526 |
| Other Expenses | 61,022 | 30,360 |
| Reimbursed Expenses | (58,447) | (91,831) |
| **Total Expenses** | 656,621 | 476,914 |
| **Income Before Income Tax Provision** | 10,829 | 8,264 |
| **Income Tax Provision (Benefit)** | | |
| Income Tax Provision (Benefit) | 781 | (1,461) |
| Net Income | $ 10,048 | $ 9,725 |

The accompanying notes are an integral part of these financial statements.

# ALLIANCE ADVISORY & SECURITIES, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, at June 30, 2002 | $ 1,000 | $ 14,000 | $ 73,757 | $ 88,757 |
| Net Income | - | - | 9,725 | 9,725 |
| Balance, at June 30, 2003 | 1,000 | 14,000 | 83,482 | 98,482 |
| Net Income | - | - | 10,048 | 10,048 |
| Balance, at June 30, 2004 | $ 1,000 | $ 14,000 | $ 93,530 | $ 108,530 |

The accompanying notes are an integral part of these financial statements.

**ALLIANCE ADVISORY & SECURITIES, INC.**
**STATEMENTS OF CHANGES IN CASH FLOWS**
**FOR THE YEARS ENDED JUNE 30, 2004 AND 2003**

| | 2004 | 2003 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ 10,048 | $ 9,725 |
| Adjustments to Reconcile Net Income to Net Cash and Cash Equivalents Provided (Used) by Operating Activities: | | |
| Depreciation | 1,908 | 2,084 |
| Realized Loss on Not Readily Marketable Securities | - | 825 |
| (Increase) Decrease in: | | |
| Accounts Receivable | (26,036) | 2,714 |
| Prepaid Expenses | (4,204) | (2,328) |
| Other Assets | 23 | 14 |
| (Decrease) Increase in: | | |
| Accounts Payable | 4,629 | (6,394) |
| Accrued Payroll | (218) | 193 |
| Commissions Payable | 12,849 | (148) |
| Income Taxes Payable | (461) | (3,637) |
| Deferred Income Taxes Payable | - | 1,376 |
| Net Cash and Cash Equivalents Provided by Operating Activities | (1,462) | 4,424 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Repayment of Bank Line of Credit | (13,062) | (7,340) |
| Net Decrease in Cash and Cash Equivalents | (14,524) | (2,916) |
| Cash and Cash Equivalents at the Beginning of the Year | 49,915 | 52,831 |
| Cash and Cash Equivalents at the End of the Year | $ 35,391 | $. 49,915 |

**Supplemental Disclosure of Cash Flow Information:**

Cash Paid During the Period Ended June 30, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Income Taxes | $ 800 | $ 800 |
| Interest | $ 414 | $ 1,542 |

The accompanying notes are an integral part of these financial statements.

## ALLIANCE ADVISORY & SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

### NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***General***

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985, the Company changed its name to Petra Financial Group, Inc. and in May of 1991, the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company provides financial planning, consulting, insurance and brokerage services to 120 clients, primarily located in California's Los Angeles and Ventura counties. Five (5) clients contribute 10% of the Company's revenues.

***Summary of Significant Accounting Principles***

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission income and expenses when they are earned.

Securities transactions for the Company's customers are executed and cleared by RBC Dain Correspondent Services, on a fully disclosed basis. Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Trade receivables are stated at face amount with an allowance for doubtful accounts. The allowance of $8,800 for doubtful accounts is management's estimate of all accounts which are probable of becoming uncollectible.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years.

The Company provides for deferred taxes resulting from timing differences between financial and taxable income. The timing differences results principally from preparing income tax returns on the cash basis method and financial statements on the accrual basis method, and from using different depreciation methods for tax returns and financial statements.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

## NOTE 2 – ACCOUNTS RECEIVABLE, NET

Accounts receivable at June 30, 2004 and 2003 consisted of the following:

| | 2004 | 2003 |
|---|---|---|
| Commissions and fees receivable | $ 59,130 | $ 32,230 |
| Receivable from advisors and employees | 2,219 | 3,083 |
| Total receivables | 61,349 | 35,313 |
| Allowance for doubtful accounts | (8,800) | (8,800) |
| Total accounts receivable, net | $ 52,549 | $ 26,513 |

## NOTE 3 – DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $35,000 with RBC Dain Correspondents Services as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

## NOTE 4 – FURNITURE AND EQUIPMENT

The furniture and equipment are recorded at cost.

| | Depreciable Life Years | 2004 | 2003 |
|---|---|---|---|
| Furniture and equipment | 5 - 7 | $ 18,212 | $ 18,212 |
| Less accumulated depreciation | | (18,212) | (16,304) |
| Furniture and equipment, net | | $ - | $ 1,908 |

Depreciation expense for the years ended June 30, 2004 and 2003 was $1,908 and $2,084, respectively.

## NOTE 5 – SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first and the second tranches expired on June 28, 2002 and June 25, 2004, respectively. The Company has the remaining options to exercise in the following tranches:

| | | Exercisable On | Expires On | Exercise Price |
|---|---|---|---|---|
| Tranche 3 | 300 shares | June 28, 2004 | June 27, 2005 | $ 15.00 |
| Tranche 4 | 300 shares | June 28, 2005 | June 27, 2006 | $ 16.00 |

The Company is carrying these warrants at their amortized cost of $2,475 at June 30, 2004 and 2003.

NOTE 6 – INCOME TAXES

The income tax provision (benefit) consisted of the following at June 30, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Current federal income taxes | $ - | $ 461 |
| Current state income taxes | 800 | 800 |
| Current income tax provision | 800 | 1,261 |
| Federal deferred tax expense (benefit) | (19) | (3,111) |
| State deferred tax expense (benefit) | - | 389 |
| Deferred tax expense (benefit) | (19) | (2,722) |
| Total income tax expense (benefit) | $ 781 | $ (1,461) |

The deferred income taxes payable arise as a result of temporary differences in the treatment of depreciation of capitalized assets for income tax purposes and for financial reporting, and future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

NOTE 7 – BANK LINE OF CREDIT

The Company has two credit lines with a bank, a commercial line of credit for $50,000 and an overdraft protection line of credit for $10,000. Interest is payable monthly at prime plus 2% and an annualized rate of 16.996%, respectively. As of June 30, 2004 and 2003, the Company had a balance of $20 and $13,082, respectively, in its commercial line.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company rents office space from a partnership, on a month to month basis, in which the Company's majority shareholder, Alliance Financial Group, Inc. (AFG), owns 75%. For the years ended June 30, 2004 and 2003, the Company paid $51,094 and $25,256, respectively, to this partnership, included in occupancy and equipment rental.

The Company pays all salaries and provides all office supplies and services for itself and AFG. For the years ended June 30, 2004 and 2003, AFG reimbursed the Company $39,000 and $43,857, respectively, for some or all of these expenses, included in reimbursed expenses on the income statement.

The Company also received reimbursement from some of its brokers for rent and insurance.

Included in reimbursed expenses is rental income from tenants the Company subleases office space to on a month to month basis.

NOTE 9 – COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2004 and 2003, the Company's net capital of $97,971 and $87,078 exceeded the minimum net capital requirement by $92,971 and $82,078, respectively; and the Company's ratio of aggregate indebtedness ($22,148 and $18,411) to net capital was 0.23 to 1 and 0.21 to 1 at June 30, 2004 and 2003, respectively, which is less than the 15 to 1 maximum ratio allowed.

NOTE 10 – **RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

| | 2004 | 2003 |
|---|---|---|
| Net capital per unaudited schedule | $ 96,522 | $ 85,350 |
| Adjustments: | | |
| Retained earnings | - | 2,831 |
| Deferred taxes payable | 1,569 | 1,569 |
| Non-allowable assets | 401 | (2,053) |
| Haircuts and undue concentration | (521) | (619) |
| Total adjustments | 1,449 | 1,728 |
| Net capital per audited statements | $ 97,971 | $ 87,078 |

## SUPPLEMENTARY INFORMATION

**ALLIANCE ADVISORY & SECURITIES, INC.**
**SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS**
**PURSUANT TO RULE 15c3-1**
**AS OF JUNE 30, 2004**

| | | |
|---|---|---|
| **Computation of Net Capital** | | 2004 |
| **Stockholders' Equity** | | |
| Common Stock | $ | 1,000 |
| Additional Paid-In Capital | | 14,000 |
| Retained Earnings | | 93,530 |
| **Total Stockholders' Equity** | | 108,530 |
| **Add: Additions to Net Capital** | | |
| Deferred Taxes Payable | | 1,569 |
| **Total Capital and Allowable Additions** | | 110,099 |
| **Less: Non Allowable Assets** | | |
| Accounts Receivable Greater than 30 Days | | (2,119) |
| Furniture and Equipment, Net | | - |
| Securities, Not Readily Marketable | | (2,475) |
| Prepaid Expenses | | (6,832) |
| Other Assets | | - |
| Total Non Allowable Assets | | (11,426) |
| **Net Capital Before Haircuts and Undue Concentration** | | 98,673 |
| **Haircuts and Undue Concentration** | | |
| Haircuts on Money Market and Money Funds | | (702) |
| Undue Concentration | | - |
| Total Haircuts and Undue Concentration | | (702) |
| **Net Capital** | | 97,971 |
| **Computation of Net Capital Requirements** | | |
| Minimum Net Capital Requirements | | |
| 6 2/3 Percent of Net Aggregate Indebtedness | | 1,477 |
| Minimum Dollar Net Capital Required | | 5,000 |
| Net Capital Required (Greater of Above) | | 5,000 |
| **Excess Net Capital** | $ | 92,971 |
| Percentage of Aggregate Indebtedness to Net Capital | | 0.23:1 |

There was a difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. (See note 10.)

See independent auditor's report.

**ALLIANCE ADVISORY & SECURITIES, INC.**
**SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**
**AS OF JUNE 30, 2004**

A computation of reserve requirement is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

## ALLIANCE ADVISORY & SECURITIES, INC.
## SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
## AS OF JUNE 30, 2004

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

OTHER REPORT

BROWN
ARMSTRONG
CERTIFIED
PUBLIC
ACCOUNTANTS

BROWN ARMSTRONG
PAULDEN McCOWN STARBUCK & KEETER
CERTIFIED PUBLIC ACCOUNTANTS

Main Office
4200 Truxtun Ave., Suite 300
Bakersfield, California 93309
Tel 661·324·4971 Fax 661·324·4997
e-mail: barrinfo@barrcpa.com

Shafter Office
560 Central Avenue
Shafter, California 93263
Tel 661·746·2145 Fax 661·746·1218

Peter C. Brown, CPA
Burton H. Armstrong, CPA, MST
Andrew J. Paulden, CPA
Harvey J. McCown, CPA
Steven R. Starbuck, CPA
Aileen K. Keeter, CPA
Chris M. Thornburgh, CPA

Eric H. Xin, MBA, CPA
Lynn R. Krausse, CPA, MST
Bradley M. Hankins, CPA
Melinda A. McDaniels, CPA
Thomas M. Young, CPA
Amanda E. Wilson, CPA
Sharon Jones, CPA, MST
Diana Branthoover, CPA
Rosalva Flores, CPA
Debbie A. Rapp, CPA
Julie A. Auvil, CPA
Connie M. Perez, CPA

## SUPPLEMENTARY ACCOUNTANT'S REPORT ON INTERNAL CONTROL REPORT PURSUANT TO RULE 17a-5

To the Board of Directors
Alliance Advisory & Securities, Inc.
Westlake Village, California

In planning and performing our audit of the financial statements of Alliance Advisory & Securities, Inc., for the year ended June 30, 2004, we considered its internal control structure, for the purpose of safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Alliance Advisory & Securities, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
July 23, 2004